Press Release

GreenPower Announces Completion of Transactions During
Quarter that Increase Shareholder's Equity by Approximately
$3.8 million

Vancouver, Canada, July 2, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces the completion of several transactions during the quarter ended June 30, 2026 that collectively are expected to increase shareholder's equity by approximately $3.8 million. The transactions include the exchange of loans and convertible debentures owed to related parties into an aggregate of 2,192 Series B Convertible Preferred Shares, for a purchase price of approximately $2.1 million and a stated value of $2.2 million (the "Preferred Share Offering"); the conversion of 1,351 Series A convertible preferred shares into common shares, which led to the transfer of a liability of approximately $1.6 million to equity; the issuance of 257,638 common shares at $1.44 per share to pay for $0.4 million of accrued interest owed to related parties on convertible debentures; and the exercise of 256,410 warrants owned by a related party for gross proceeds of $0.2 million, and the issuance of 256,410 common shares.

The Preferred Share Offering involved the exchange of approximately $1.6 million of related party convertible debentures and $0.5 million of related party loans into an aggregate of 2,192 Series B Convertible Preferred shares with a stated value of $1,000 per share. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated value and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

During the quarter ended June 30, 2026 the balance of Series A Convertible Preferred Shares, which were recorded as a liability for approximately $1.6 million as at March 31, 2026, were converted into approximately 1.5 million common shares. This conversion resulted in the transfer of the $1.6 million liability to shareholder's equity. The Series A Convertible Preferred Shares have a dividend rate of 9% per annum, a stated value of $1,000 per share, and each Series A Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated value, and are convertible at fixed amounts that are subject to adjustment as provided for in the rights and restrictions of the Series A Convertible Preferred Shares.

The Company also issued 257,638 common shares at $1.44 per share in settlement of $0.4 million of accrued interest up to June 30, 2026 owed to related parties on the convertible debentures. In addition, a related party exercised 256,410 warrants at an exercise price of $0.78 per share for gross proceeds of $0.2 million, and received 256,410 common shares of the Company.

In summary, the following transactions completed during the three months ended June 30, 2026 contributed approximately $3.8 million to GreenPower's shareholder's equity:

  the conversion of $2.1 million of related party loans and related party convertible debentures into Series B Convertible Preferred Shares;

  the conversion of 1,351 Series A Convertible Preferred Shares into approximately 1.5 million common shares, resulting in the transfer of a $1.6 million liability to shareholder's equity;

  the issuance of 256,410 common shares to a related party from the conversion of 256,410 warrants for gross proceeds of $0.2 million;

  the issuance of 257,638 common shares to related parties to pay for approximately $0.4 million in accrued interest on convertible debentures owned by related parties.

Each of the transactions above involved a "related party" and are each considered to be a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the transactions with these investors are each considered to be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.

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